Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



December 10, 2001, as amended


NEWMONT + NORMANDY + FRANCO-NEVADA =


THE NEW GOLD STANDARD FOR THE 21ST CENTURY




[NEWMONT MINING CORPORATION LOGO]                   THE BEST PRICE
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]     THE BEST VALUE
[NORMANDY MINING LIMITED LOGO]
                                                    FOR NORMANDY SHAREHOLDERS

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS RECEIVE:
THE BEST PRICE
--------------------------------------------------------------------------------


[Bar graph depicting:


              Stock           Cash             Total

AngloGold     A$1.45         A$0.20            A$1.65
Newmont       A$1.50         A$0.40            A$1.90


100% MORE CASH



Note:  Based on closing share prices as of 7 December 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS RECEIVE:
STOCK WITH SUPERIOR PERFORMANCE
--------------------------------------------------------------------------------

Shareholder returns = total share price appreciation + dividends (assumes reinvestment of dividends)

One year shareholder returns(1)

[Bar graph depicting:
Newmont          11.7%
AngloGold        -6.3%]

Annualised shareholder returns over the last three years(1)

[Bar graph depicting:
Newmont         13.8%
AngloGold        4.1%]

(1) Source: Factset; data for the period ending 31 August 2001 (prior to AngloGold's original offer for Normandy)

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


NEWMONT PROVIDES:
A STRONG COMMITMENT TO THE AUSTRALASIAN REGION
--------------------------------------------------------------------------------


o   Newmont has a strong presence in Australasia

    -  Newmont interests in Pajingo, Batu Hijau and Lihir Gold

o   Normandy provides platform for future growth

o   Regional operations managed from Australia

o   Commitment to maintaining an Australian shareholder base and ASX listing

    -  Trading on ASX to be actively promoted with CHESS Depository Interests

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


NORMANDY SHAREHOLDERS RECEIVE:
TRANSACTION CERTAINTY
--------------------------------------------------------------------------------


o Newmont bid to be recommended by Normandy Board, subject to fiduciary duties

o   19.99% of Normandy shares committed by Franco-Nevada

o   Newmont bidder's statement to be lodged within a week

o   Targeted to complete by mid-February

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


CREATING SIGNIFICANT VALUE FOR SHAREHOLDERS...
--------------------------------------------------------------------------------

o   #1 in reserves                      \
o   #1 in gold production                \
o   #1 in leverage to gold                \
o   #1 in trading liquidity                \
o   #1 in EBITDA                            \           THE NEW GOLD
o   Balance sheet strength and               \          STANDARD FOR
    financial flexibility                    /            THE 21ST
o   Low cash costs                          /             CENTURY
o   Balanced political risk                /
o   Management strength                   /
o   North American stock                 /
o   "No hedging" philosophy             /

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

 ... WITH THE INDUSTRY'S MOST ATTRACTIVE ASSET PORTFOLIO
--------------------------------------------------------------------------------

[World map marked to show the following combined gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin Creeks, Nevada
Yanacocha
Tanami
Yandal
Kalgoorlie
Batu Hijau

Strategic Operations:
Yamfo-Sefwi
Akim
Zarafshan
Martabe
Martha
Pajingo/Vera-Nancy

Others:
New Britannia
Musselwhite
Holloway
Golden Giant
Mesquite
La Herradura
Kori Kollo
La Coipa
Crixas
Paracatu
Ovacik
Minahasa
Boddington
Australian Magnesium Corporation]

MAJOR DISTRICT RESERVE BASE:
NEVADA                 34MM OZ.
YANACOCHA              19MM OZ.
WESTERN AUSTRALIA      14MM OZ.
                       -------
TOTAL                  67MM OZ.
                       69% OF RESERVES

LARGEST GLOBAL LAND POSITION = 244,000 SQ. KM

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS RECEIVE:
A MORE BALANCED RISK PROFILE IN TERMS OF RESERVES...
--------------------------------------------------------------------------------


NEWMONT PF RESERVES (1) (97 MILLION OZ.)

[Pie Chart depicting:

U.S./Canada [U.S. and Canadian flags] 43%
Australia [Australian flag]           18%
South America                         23%
Other                                 16%]

Over 60% of Newmont's reserves will be in countries rated AAA(3) by S&P



ANGLOGOLD PF RESERVES (2) (94 MILLION OZ.)

[Pie Chart depicting:

U.S./Canada [U.S. and Canadian flags] 10%
Africa                                58%
Australia [Australian flag]           25%
Other                                  7%]

Approximately 35% of AngloGold's reserves will be in countries rated AAA(3) by S&P and approximately 58% will be in Africa




Source: Public filings
(1) Includes reserves attributable to Normandy, Franco-Nevada and Franco-Nevada's share of Echo Bay
(2) Includes reserves attributable to Normandy and pro forma for sale of Free State assets
(3) S&P local currency credit rating

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

 ...AND IN TERMS OF PRODUCTION
--------------------------------------------------------------------------------


NEWMONT (1) PF PRODUCTION (8 MILLION OZ.)

[Pie Chart depicting:

U.S./Canada [U.S. and Canadian flags] 46%
Australia [Australian flag]           25%
South America                         16%
Other                                 13%]

Over 70% of Newmont's production will be in countries rated AAA(3) by S&P



ANGLOGOLD (2) PF PRODUCTION (8 MILLION OZ.)

[Pie Chart depicting:

U.S./Canada [U.S. and Canadian flags]  8%
Africa                                53%
Australia [Australian flag]           32%
Other                                  7%]

Approximately 40% of AngloGold's production will be in countries rated AAA(3) by S&P and approximately 53% will be in Africa




Source: Public filings
(1) Includes production attributable to Normandy, Franco-Nevada and Franco-Nevada's share of Echo Bay
(2) Includes production attributable to Normandy and pro forma for sale of Free State assets
(3) S&P local currency credit rating

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


NEWMONT WILL HAVE OUTSTANDING FINANCIAL FLEXIBILITY
--------------------------------------------------------------------------------


- The new Newmont's financial condition would be significantly stronger than the new AngloGold's

-   Newmont will continue to have superior capital market access:
    - NYSE primary listing
    - United States domicile
    - More diversified asset base
    - Investment grade rating
    - Not subject to exchange controls

- Less than 4% of new Newmont's EBITDA will be from hedge gains vs. over 24% for new AngloGold

[Bar graph depicting the following information:

Net debt / net book cap
Newmont PF - 23 %
AngloGold PF - 33%

EBITDA

Newmont PF operations - $937.5 million (1)
Hedge gain            - $34.6 million
---------------------------------------
Total                 - $972.1 million

AngloGold PF          - $690.2 million (2)
Hedge gain              - $219.1 million (3)
-----------------------------------------
Total                   - $909.3 million (4)

Source: Public filings
(1) Reflects the sum of the LTM EBITDA of Newmont, Normandy, Franco-Nevada and Franco-Nevada's share of Echo Bay
(2) Reflects the sum of the LTM EBITDA of AngloGold and Normandy. AngloGold pro forma for the anticipated receipt of US$189 million in cash proceeds from the sale of Free State assets; assumes assets were sold at book value with no tax leakage; EBITDA figures in US dollar millions
(3) Hedge gain = Last twelve months production multiplied by the result of last twelve months realised gold price less last twelve months average spot gold price.
(4) AngloGold EBITDA includes estimated EBITDA for the Free State assets of approximately $55 million

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS RECEIVE:
GREATLY ENHANCED TRADING LIQUIDITY
--------------------------------------------------------------------------------

NEWMONT IS COMMITTED TO MAINTAINING AN ACTIVELY TRADED AUSTRALIAN LISTING FOR ITS SHARES

AVERAGE DAILY DOLLAR VOLUME TRADED BY JURISDICTION (1)
US$ in millions

NDY
United States - $7

AU PF (2)
United States - $8.2
Australia     - $7
South Africa  - $7.2
--------------------
Total         - $22.4

NEM PF (3)
United States - $47.6
Canada        - $ 7
Australia     - $ 7
----------------------
Total         - $61.6

Source: Bloomberg; market data as of 7 December 2001
1 Average trading volume is based on six-month period ending 9 November 2001 2 Aggregate average daily US dollar volume is based on trading of Normandy and AngloGold
3 Aggregate average daily US dollar volume is based on trading of Newmont, Normandy and Franco-Nevada

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


OVERVIEW OF NEWMONT MINING CORPORATION
--------------------------------------------------------------------------------


o   Newmont is the largest gold producer in both North and South America
    -  Approximately US$4.4 billion in market value of equity(1)
    -  $573 million LTM EBITDA(2)

o   Large and liquid
    -  66.3 million oz of gold reserves, 6.1 billion lbs of copper reserves
    -  5.4 million oz 2001E estimated production
    - Superior trading liquidity ($48 million 6-month average dollar volume traded)

o   Leverage to gold price
    -  "No hedging" philosophy

o   Low-cost producer
    -  Reduced cash costs from $220/oz in 1996 to $183/oz for 2001E

o   Newmont has a proven track record of:
    -  World-class, core assets
    -  Exploration success
    -  High-return projects


Source:  Company filings and company website
(1) Market data as of 13 November 2001 (unaffected share price prior to initial announcement of Normandy and Franco-Nevada transactions)
(2) LTM ended 30 September 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

OVERVIEW OF FRANCO-NEVADA
--------------------------------------------------------------------------------


o   Franco-Nevada is the leading precious minerals royalty company
    -  US$2.3 billion in market value (1)

    -  Strongest balance sheet among precious mineral companies

       o  US$547 million net cash position as of 30 September 2001

    -  Superior financial performance

       o  2001E EBITDA margin of 89% (2)

       o  38% compound rate of return since inception (1983)

o The company continues to deliver superior returns to investors through its high quality, high margin assets in politically secure countries

    - Recent value-enhancing deals include: Voisey's Bay, Midas-Normandy, Aber and Echo Bay

o   Franco-Nevada Co-CEOs own approximately 9.5% of the company

    -  3 year lock-up agreement



Souurce:  Company filings and company web site
(1) Market data as of 13 November 2001 (unaffected share price prior to initial announcement of Normandy and Franco-Nevada transactions)
(2) JPMorgan research as of 5 October 2001; includes interest income in EBITDA

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS BECOME PART OF:
THE NEW INDUSTRY LEADER
--------------------------------------------------------------------------------

                                     [Graph]
                          2001E production (MM oz.) v.
                        Enterprise value (US$ millions) (3)
            (Size of circles proportionate to reported gold reserves)

                                   2001E Production          Enterprise Value

Gold Fields       [Medium Circle]        3.7 MM oz.             2,075.7  million

Placer Dome       [Small Circle]         2.9 MM oz.             4,120    million

AngloGold (2)    [Medium Circle]        5.8 MM oz.             4,500.6  million

Barrick/Homestake [Medium Circle]        6.1 MM oz.             8,469.7  million

Newmont PF (1)    [Large Circle]         8.2 MM oz.             9,800    million

Others            [random dots]          [<2 MM oz.]           [<2,000 million]


o    LEADING NON-HEDGING PRODUCER
o    ONLY SUBSTANTIAL USA GOLD COMPANY



Source: Public filings
(1) Reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of 9 November 2001; includes production attributable to Franco-Nevada's share of Echo Bay
(2)  AngloGold's reserves assume sale of Free State assets
(3) Enterprise value represents market capitalization plus net debt, minority interests and preferred stock

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

ANGLOGOLD:
TIED TO THE RAND
--------------------------------------------------------------------------------

The Rand has depreciated over 30% year to date 2001 and over 43% since 1 January 2000


South African Rand (1/1/00 - 12/7/01)
[Line graph depicting US$/Rand versus time showing a declining trend]


Average cash cost per oz, first 9 months(1),(2) in US$
[Bar graph depicting:

2000 As Reported                    $199
2001 As Reported                    $174
2001 Constant currency basis        $210

showing a 6% increase from 2000 As Reported to 2001 Constant currency basis]

Source: Public filings; Bloomberg; market data as of 7 December 2001
(1) Pro forma for the sale of Free State assets
(2) Currency rate for 9 months ended 30 September 2000 is 6.94 Rand/US$ and for 9 months ended 30 September 2001 is 8.37 Rand/US$ (implied currency exchage rates based on AngloGold's interim filing for 30 September 2001)

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


ANGLOGOLD:
ARE HEDGING AND DIVIDEND POLICIES SUSTAINABLE?
--------------------------------------------------------------------------------

HEDGING
o An estimated 84% of AngloGold's 2002 production is currently hedged at US$281/oz(1)(2)

o   23% of AngloGold's hedge book is denominated in Rand

DIVIDEND POLICY
o In 1999 and 2000, AngloGold generated a cash flow deficit of US$153 million before financing activities (excluding dividends paid) and paid US$589 million in dividends

o   Debt levels over this period increased almost US$1 billion




OUNCES HEDGED
Millions of ozs.

[bar graph depicting the following information (in Millions of ozs.):


   11.8       16.3      17.8

-------------------------------
   1998       1999      2000]



Source: AngloGold 2000 annual report and 30 September 2001 quarterly report;
        pro forma for the sale of Free State assets; assumes no adjustment to to hedge book
(1)  Outstanding net forward-pricing commitments against future production
(2)  Source: Schroder Salomon Smith Barney 5 September 2001

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NEWMONT BELIEVES IN GOLD
--------------------------------------------------------------------------------

o    MINE SUPPLY IS DECREASING

o    PRODUCER HEDGING IS DECREASING

     -    Contango is falling

     -    Producers are unwinding
          hedge books

o    UNCERTAIN GLOBAL FINANCIAL
     MARKETS ONCE AGAIN TURNING
     ATTENTION TO GOLD

     -    Investment demand is rising

     -    Portfolio diversification
          strategies


[LINE GRAPH SHOWING S&P 500 INDEX/GOLD PRICE FOR THE YEARS FROM 1871 TO 2001 (IN FIVE YEAR INCREMENTS) STARTING WITH APPROXIMATELY 1.5 US$/OZ. AND ENDING WITH APPROXIMATELY 18.5 US$/OZ, INCLUDING A 1998 PEAK AT APPROXIMATELY 25 US$/OZ.]


Source: M. Murenbeeld Associates Inc.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS BENEFIT FROM:
NEWMONT'S SUPERIOR GOLD PRICE UPSIDE
--------------------------------------------------------------------------------

ESTIMATED INCREASE IN ANNUAL PRE-TAX CASH FLOW FROM US$25 PER OZ INCREASE IN GOLD PRICE(1),(2)

[Bar graph depicting:

Estimated increase in annual pre-tax cash flow from US$25 per oz increase in gold price (1,2)


Pre-tax cash flow
US$ in millions

NDY                   27.9
AU PF(3)              35.6
                             Further upside as
                             "New Newmont" unwinds
                             its hedge book
NEM PF(4)            161.9 --------------------------> $196

Source: Public filings
(1) US$25 per ounce multiplied by unhedged 2001E production
(2) Assumes a gold price increase from US$275 per ounce to US$300 per ounce
(3) Includes AngloGold and Normandy and pro forma for the sale of Free State assets; assumes no adjustment to hedge book
(4) Includes Newmont, Normandy and Franco-Nevada

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

CREATING THE NEW GOLD STANDARD
--------------------------------------------------------------------------------


         LEVERAGE
        TO RISING
        GOLD PRICE
             ^                       LARGEST NON-HEDGED GOLD PRODUCER
             |                       PROVIDES SHAREHOLDERS MOST UPSIDE TO GOLD
             |
             |
             |                       DEVELOPMENT PROJECTS TO ADD UPSIDE
             |                       LEVERAGE
             |                       o Phoenix, Martabe, Akim, Yamfo,
             |                         Boddington, Martha
             |                         Total: 26.8 million ozs
             |
             |
             |                       MERCHANT BANKING WEALTH CREATION
             |                       o Property synergies  o Royalty creation
             |                       o Asset disposal      o Exploration
             |                                               244,000 sq. km.
             |
             |                       WORLD CLASS CORE PROPERTIES WITH LOW CASH
             |                       COSTS
             |                       o Nevada, Yanacocha, Batu Hijau, Western
             |                         Australia
             |
             |                       ROYALTY CASH FLOW  /   STRONG BALANCE
             |                       AS NATURAL HEDGE   /   SHEET
             |                       AGAINST LOW GOLD   /
             |                       PRICE              /
             V
         STABILITY AT
       LOWER GOLD PRICES

                                                          [graphic of gold bars]

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

WHY YOU SHOULD ACCEPT NEWMONT'S OFFER
--------------------------------------------------------------------------------

o   THE BEST PRICE

o   THE BEST VALUE

o   RECOMMENDED BY NORMANDY'S BOARD

o   RECOMMENDED BY FRANCO-NEVADA'S BOARD

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's foreign filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]
--------------------------------------------------------------------------------





                                    APPENDIX

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

FRANCO-NEVADA TRANSACTION SUMMARY
--------------------------------------------------------------------------------


STRUCTURE     o  Newmont will acquire all of the shares of Franco-Nevada pursuant to a Plan of Arrangement recommended by the board of directors of Franco-Nevada (and unanimously by the six outside directors).

OWNERSHIP     o  Franco-Nevada shareholders will hold approximately 32% of
                 Newmont upon completion of the Franco-Nevada and Normandy transactions.

CONSIDERATION o  At the option of the holder of a Franco-Nevada share:

                 - 0.80 of a Canadian Exchangeable Share; or

                 - 0.80 of a Newmont common share.

              o Franco-Nevada options and warrants will be adjusted automatically to entitle the holder to acquire 0.80 Newmont common shares in lieu of each Franco-Nevada common share the holder otherwise would have received on the exercise of the option or warrant.

CANADIAN      o  Each Canadian Exchangeable Share (which may be used to afford
EXCHANGEABLE     Canadian shareholders of Franco-Nevada a roll-over for Canadian
SHARES           tax purposes) will:

                 - Entitle the holder to economic and voting rights substantially the same as one Newmont common share (but in no event will votes relating to all Exchangeable Shares be more than 10% of the votes attaching to Newmont common shares);

                 -  Be exchangeable for one Newmont common share; and

                 - Not be redeemable by the company (except in certain limited circumstances) for seven years.

BOARD AND     o  Seymour Schulich, Chairman and Co-CEO of Franco-Nevada, Pierre
SENIOR           Lassonde, President and Co-CEO of Franco-Nevada and another
MANAGEMENT OF    member of the board of Franco-Nevada will join the board of
NEWMONT          Newmont.

              o  Mr. Lassonde will also be President of Newmont.

              o Mr. Schulich will be the Chairman of Newmont's new merchant banking subsidiary.

PRINCIPAL     o  Various regulatory approvals in Canada and the United States:
CLOSING
CONDITIONS       - Hart-Scott-Rodino Antitrust Improvements Act (U.S.)

                 - Investment Canada.

                 - Competition Act (Canada).

              o Approval of 66 2/3rd % of the votes which are cast by Franco-Nevada's shareholders at the meeting held to approve the Plan of Arrangement.

              o At least 50.1% (calculated on a fully-diluted basis) of the shares of Normandy, including Franco-Nevada's 19.99% stake in Normandy, being acquired by Newmont.

              o Approval by holders of a majority of the outstanding Newmont shares.

              o  Court approval of arrangement.

              o  Other standard and customary conditions.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


FRANCO-NEVADA TRANSACTION SUMMARY (CONT'D)
--------------------------------------------------------------------------------

LOCK-UP AND   o  Franco-Nevada's Co-CEOs have agreed to support the transaction.
SUPPORT

ESCROW        o  Franco-Nevada's Co-CEOs have agreed to a three year escrow of
AGREEMENTS       the shares received by them: to be released 30% on closing, 60%
                 on first anniversary, 80% on second anniversary and 100% on third anniversary.

BREAK-UP      o  Franco-Nevada to pay Newmont aggregate break-up fees of US$100
FEES             million in certain circumstances.

              o Newmont to pay Franco-Nevada US$10 million expense reimbursement if Newmont shareholders vote down.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY TRANSACTION SUMMARY
--------------------------------------------------------------------------------

STRUCTURE          o  Newmont will offer to acquire all of the common shares of
                      Normandy through an "off market" bid.

BOARD              o  The Normandy Board recommended the bid subject to their
RECOMMENDATION        fiduciary duties.

OWNERSHIP          o  Normandy shareholders will hold approximately 18% of
                      Newmont upon completion of the Franco-Nevada and Normandy transactions.

CONSIDERATION      o  0.0385 of a Newmont common shares (to be traded as CHESS
                      Depository Interests (CDIs) in Australia) plus A$0.40 per share in cash

BOARD OF NEWMONT   o  Robert J. Champion de Crespigny, Chairman of Normandy, and
                      another member of the board of Normandy will be offered positions on the board of Newmont.

PRINCIPAL          o  Various regulatory approvals in United States and
CONDITIONS            Australia.

                      -  Hart-Scott-Rodino Antitrust Improvements Act.
                      -  Foreign Investment Review Board.
                      -  Australia Securities Investment Commission.

                   o Acceptance by holders of at least 50.1% (calculated on a fully-diluted basis) of the shares of Normandy, including Franco-Nevada's 19.99% stake in Normandy.

                   o Approval by holders of a majority of the outstanding Newmont shares.

                   o Conditions set out in Newmont's announcement of the bid on 14 November 2001, including 50.1% minimum acceptance, with clarifications to the FIRB and public authority interference conditions in response to certain comments of the Austrialian Takeovers Panel.

CALL OPTION        o  Newmont has the right to acquire 446.1 million shares
                      (19.99%) of Normandy held by Franco-Nevada.

SUPPORT            o  In the event of a successful competing offer for Normandy:
AGREEMENTS
                      - Franco-Nevada may ask to tender to that offer, and
                        Newmont may exercise its call right or, if it does not, will receive US$20 million from Franco-Nevada and the arrangements will terminate; and

                      - Shares held by Newmont or Franco-Nevada thereafter will be subject to a two-year restricted period in which they cannot be disposed of without the consent of the other.

BREAK-UP FEES      o  Normandy to pay a break-up fee and reimbursement of
                      expenses of A$38.33 million to Newmont under specified circumstances.




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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

#1 IN RESERVES
--------------------------------------------------------------------------------
[Bar graph depicting:


RESERVES



      Newmont PF(1)                    97
      Gold Fields(2)                   79
      Barrick/Homestake(3)             76
      AngloGold(4)                     68
      Placer Dome                      47


                    Million oz.



Source: Most recent public filings
(1) Includes reserves of 66.3 mm oz. for Newmont, 26.4 mm oz. for Normandy, 2.2 mm oz. of equivalent reserves for Franco-Nevada and 2.2 mm oz. of reserves to reflect Franco-Nevada's 49% ownership of Echo Bay
(2)  Pro forma for acquisition of WMC gold assets
(3)  SEC Filing of 9 November 2001
(4)  AngloGold reserves assume sale of Free State assets




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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


#1 IN PRODUCTION(1)
--------------------------------------------------------------------------------
[Bar graph depicting:


2001E PRODUCTION



      Newmont PF(2)                   8.2
      Barrick/Homestake               6.1
      AngloGold(3)                    5.6
      Gold Fields                     3.7
      Placer Dome                     2.9


                    Million oz.



Source: Most recent public filings
(1) Pro forma for the acquisitions, Newmont will account for approximately 9% of global gold production (Gold Fields Mineral Services)
(2) Newmont includes production attributable to Normandy, Franco-Nevada and Franco-Nevada's share of Echo Bay
(3)  AngloGold's production assume sale of the Free State assets





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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

LEVERAGE TO GOLD
--------------------------------------------------------------------------------
[Bar graph depicting:

ESTIMATED INCREASE IN ANNUAL PRE-TAX CASH FLOW FROM US$25 INCREASE IN GOLD PRICE (1),(2) vs. US$ millions


                        Newmont PF            162
                        Gold Fields            90
                        Placer Dome            36
                        Barrick/Homestake      25
                        AngloGold (3)           8]



Based on analysis of public filings
(1) US$25 per ounce multiplied by unhedged 2001E production
(2) Newmont includes pre-tax cash flow from Normandy and Franco-Nevada. Assumes a gold price increase from US$275 per ounce to US$300 per ounce
(3) Pro forma for the sale of Free State assets; assumes no adjustment to hedge book




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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

TRADING LIQUIDITY
--------------------------------------------------------------------------------

[Bar Graph depicting:

AVERAGE DAILY DOLLAR TRADING VOLUME (1) vs. US$ MILLIONS

                        Newmont PF (2)           62
                        Barrick/Homestake (3)    58
                        Placer Dome              33
                        AngloGold                15
                        Gold Fields               7]


Source: Bloomberg
(1) Average daily trading volume for the six-month period ending 9 November 2001
(2) Aggregate average daily US dollar volume is based on trading of Newmont, Normandy and Franco-Nevada
(3) ABX/HM combined average daily volume presented is for the six months prior to their merger announcement given substantial post-announcement arbitrage activity




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


[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


#1 IN EBITDA
--------------------------------------------------------------------------------

LAST TWELVE MONTHS EBITDA

[Bar graph depicting:

EBITDA in US$ millions


                        Newmont PF (1)           972
                        Barrick/Homestake (3)    782
                        AngloGold                578
                        Placer Dome              456
                        Gold Fields              233]




Source: Public filings; LTM 30 September 2001
(1) Reflects the sum of the LTM EBITDA of Newmont, Normandy, Franco-Nevada and Franco-Nevada's share of Echo Bay
(2) Reflects the sum of the LTM EBITDA of AngloGold and Normandy. AngloGold pro forma for the sale of Free State assets (estimated to be approximately $55 mm)




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


[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

ACQUISITION VALUE
--------------------------------------------------------------------------------

IN ITS ACQUITION OF NORMANDY, NEWMONT IS PAYING LESS PER RESERVE OUNCE THAN BARRICK PAID IN ITS RECENT ACQUISITION OF HOMESTAKE

[Bar Graph depicting:

ACQUISITION VALUE PER RESERVE OUNCE (US$) vs. ACQUISITION VALUE PER RESERVE
OUNCE

Barrick/Homestake (Adjusted) (1)       116
Barrick/Homestake (2)                   99
Newmont/Normandy ($300/oz. Gold) (3)    85]



(1) Homestake reserves include the reported reserves for Cowal of 2.5 million oz.; subracts 3.3 million oz. in reserves to account for the reclassification of Veladero reserves to mineralisation
(2) Homestake reserves include the reported reserves for Cowal of 2.5 million oz.
(3) Normandy reserves are based on the Grant Samuel report




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